FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Mala Noche Resources Corp. (“Mala Noche” or the “Company”)
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Item 2           Date of Material Change

June 1, 2010

Item 3           News Release

A news release was issued by the Company on June 2, 2010 and distributed through Market Wire.

Item 4           Summary of Material Change

     On June 1, 2010, the Company entered into a binding letter agreement (the “Letter Agreement”) to acquire the San Dimas mines, mill and related assets (the “Acquisition”) from Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”) (together the “San Dimas Vendors”). Each of the San Dimas Vendors is an indirect, wholly-owned subsidiary of Goldcorp Inc. (“Goldcorp”). The San Dimas mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states (the “San Dimas Mines”). In addition to the San Dimas Mines and as part of the Acquisition, Mala Noche will be assuming, with amendments, a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) and its subsidiary, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), that applies to silver produced from the San Dimas Mines and acquiring all rights to the Ventanas exploration property in which Mala Noche currently holds an interest pursuant to an option. Under the silver purchase agreement, the consent of SW Caymans is required in connection with the Acquisition.

Item 5           Full Description of Material Change

5.1                Full Description of Material Change

     On June 1, 2010, the Company entered into the Letter Agreement for the acquisition of the San Dimas Mines. Concurrently with the execution of the Letter Agreement, Mala Noche has entered into a consent agreement dated June 1, 2010 with Silver Wheaton, Goldcorp and certain of their respective subsidiaries (the “Consent Agreement”) under which Silver Wheaton and its subsidiary have agreed to provide their consent to the Acquisition upon the satisfaction of certain conditions.

     The San Dimas Mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition to the San Dimas Mines and as part of the Acquisition, Mala Noche will be assuming, with amendments, a silver purchase agreement with Silver Wheaton and SW Caymans that applies to silver produced from the San Dimas Mines and acquiring all rights to the Ventanas exploration property in which Mala Noche currently holds an interest pursuant to an option (together with the San Dimas Mines, the “San Dimas Assets”).

     The Letter Agreement will be replaced by a definitive purchase agreement among the Company and the San Dimas Vendors. The Letter Agreement provides that DMSL will sell the San Dimas Minesand related assets to a wholly-owned Mexican subsidiary of the Company (“Mala Noche Mexico”). In addition, the Company will acquire from GSBL all shares of Silver Trading (Barbados) Ltd. (“Silver Trading”) concurrent with the completion of the Acquisition. Silver Trading and Goldcorp are parties to certain silver purchase agreements (the “Silver Purchase Agreements”) with Silver Wheaton and SW Caymans. The Silver Purchase Agreements presently entitle SW Caymans to purchase an amount of silver equal to the silver produced from the San Dimas Mines, and certain other Mexican mines owned by affiliates of Goldcorp, at prices which are presently substantially below the current market price for silver.

     Mala Noche will be purchasing the San Dimas Assets and the shares of Silver Trading for a purchase price of US$500 million (the “Purchase Price”) and will assume all liabilities associated with the San Dimas Mines, including environmental and labour liabilities. The Purchase Price will be payable as to US$275 million in cash, US$175 million in Common Shares (the “Acquisition Shares”) and US$50 million by way of a promissory note payable over a term of five years. Mala Noche expects to undertake an equity offering to finance the Acquisition and provide working capital. Completion of the Acquisition is subject to a number of conditions, including completion of the financing and receipt of all government and regulatory approvals. Closing of the Acquisition is expected to occur on or before July 30, 2010.

     The issue of the Acquisition Shares will result in the San Dimas Vendors owning approximately 30% of Mala Noche’s outstanding shares post-closing of the Acquisition. The TSX-V, which has not yet approved the Acquisition, has advised the Company that, in accordance with its policies, they will require the shareholders of Mala Noche to approve the creation of a new control person of the Company as a condition of approving the Acquisition.

     Under the Silver Purchase Agreements, the consent of SW Caymans is required in connection with any sale of the San Dimas Assets. Mala Noche has entered into the Consent Agreement under which Silver Wheaton and SW Caymans have agreed to provide their consent to the Acquisition upon the satisfaction of certain conditions. The Consent Agreement includes the agreed-upon form of the amended and restated silver purchase agreements that will take effect upon closing of the Acquisition.

     Concurrent with the execution of the Letter Agreement, the Company appointed Joseph Conway as President and Chief Executive Office of the Company. Mr. Conway was President and CEO of IAMGOLD from 2003 through to his departure in January 2010. During this period, he led IAMGOLD through its transformation from a joint venture player to a leading mid-tier gold producer with a number of development projects, a solid financial position and a strong management team. Mr. Wade Nesmith has assumed the office of Executive Chairman and Mr. Luna the offices of Executive Vice President and President (Mexico) concurrent with Mr. Conway’s appointment as President and Chief Executive Officer.

     The Company’s management team has direct experience with San Dimas as Eduardo Luna was the President of the Goldcorp subsidiary that operated the mine. Mr. Luna had direct responsibility for the operation from 1991 to 2007. Mr. Luna will be returning to San Dimas to take charge of the operations.

Annual and Special Meeting (“AGM”)

     The Mala Noche AGM will be held at the offices of Lang Michener LLP, 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia on Monday, June 28, 2010, at 9:00 a.m. (Vancouver time).

Proposed Name Change and Consolidation

     On completion of the Acquisition, it is proposed that Mala Noche’s name will be changed to Primero Mining Corp. to better reflect the Company’s production status and corporate strategy. Shareholders will also be asked to approve a consolidation of the Company’s shares at the AGM, with the consolidation to be completed prior to the Acquisition.

San Dimas Mines

     The San Dimas Mines consist of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. The deposit was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

     The San Dimas Mines are located approximately 125 kilometres northeast of Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango in the state of Durango, Mexico.

     The San Dimas Mines have been in production since 1975 and have been operated by Goldcorp since 2002. The San Dimas Mines are all underground operations using mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, dore bars are poured and then transported to refineries.

     The San Dimas district has one milling facility at Tayoltita. The Tayoltita Mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver. The mill currently has a capacity of 2,100 tonnes per day. In 2009, the mill averaged 1,934 tonnes per day.

     Production from San Dimas in 2009 was 113,000 ounces of gold and 5.1 million ounces of silver. The long history of continuous mining at San Dimas and the known occurrence of the mineral veins and the historical record of conversion of inferred resources to reserves are all positive indicators of the long-term life of San Dimas.

As of December 31, 2009:

  estimated total proven and probable mineral reserves for San Dimas was 5.6 million tonnes at a grade of 4.80 g Au/t and 339 g Ag/t for 860,000 ounces of gold and 61 million ounces of silver;

  estimated total inferred mineral resources for San Dimas, and not included in the mineral reserves stated above, were approximately 15.2 million tonnes at an approximate grade of 3.31 g Au/t and 317 g Ag/t for 1.6 million ounces of gold and 155 million ounces of silver; and

  the total workforce at the San Dimas operations, a combination of union and contracted workforce, was 1,071.

     Detailed information regarding the San Dimas Mines is available in a NI 43-101 technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico, For Goldcorp Inc. and Mala Noche Resources Corp.” prepared by Watts, Griffis and McOuat Limited (“WGM”) dated June 1, 2010 which has been filed on SEDAR under Mala Noche’s profile on June 2, 2010 (the “Technical Report”).

Management believes that the Acquisition will provide the following benefits to Mala Noche:

  immediate transformation of Mala Noche from an exploration company (as its current property is on care and maintenance) to an established junior gold and silver producer;

  positive cash flow from the date of the closing of the transaction, with average annual production over the next five years expected to be 107,000 gold ounces (157,000 gold equivalent ounces) with an average cash cost of US$60 per ounce on a by-product basis (US$337 per ounce on a gold equivalent basis), based on certain assumptions set out in the Technical Report;

  proven and probable mineral reserves of 860,000 gold ounces and an additional 1.6 million gold ounces of inferred mineral resources (as at December 31, 2009), with further significant exploration and development potential;

  long life assets with a proven record of reserve replacement, resource conversion and exploration success;

  the ability to internally fund capital and exploration projects with cash flow from the mine; and

  provision of a strong producing asset base on which to expand its precious metals activities throughout the Americas.

Silver Purchase Agreements

     An amount of refined silver equal to all silver produced from the San Dimas Mines, as well as refined silver equal to all silver produced from certain other Mexican mines owned by affiliates of Goldcorp, is currently sold to SW Caymans under a Restated Silver Purchase Agreement dated March 30, 2006 among Silver Trading, SW Caymans, Goldcorp and Silver Wheaton, as amended (the “SW Caymans Silver Purchase Agreement”). SW Caymans made upfront payments comprised of cash and shares of Silver Wheaton as consideration for its rights to purchase silver under the SW Caymans Silver Purchase Agreement. In order to enable it to satisfy its obligations under the SW Caymans Silver Purchase Agreement, Silver Trading is currently entitled to purchase from DMSL all silver produced from the San Dimas Mines, as well as silver produced from the Los Filos mine owned by an affiliate of Goldcorp and the San Martin mine formerly owned by an affiliate of Goldcorp, under a Restated Silver Purchase Agreement dated March 30, 2006 among DMSL, Silver Trading and Goldcorp, as amended (the “Current ST Silver Purchase Agreement”).

     Concurrent with the closing of the Acquisition, both the SW Caymans Silver Purchase Agreement and the Current ST Silver Purchase Agreement will be assigned and then amended and restated, with the Company replacing Goldcorp as a party to both these amended and restated silver purchase agreements. The amended and restated agreements will also be restricted as to only being in respect of silver production from the San Dimas Mines. The rights and obligations with respect to the purchase and supply of silver from the other Mexican mines held by affiliates or former affiliates of Goldcorp will also be assigned and amended and restated, but will remain obligations of affiliates of Goldcorp (the “Retained Silver Purchase Agreements”). The forms of the amended and restated agreements have been agreed to by the parties and are attached as schedules to the Consent Agreement. See “ – Consent Agreement with Silver Wheaton”.

Following the closing of the Acquisition, the silver supply obligations will be as follows:

  Mala Noche Mexico will supply silver relating to the San Dimas Mines to Silver Trading, which will supply an amount of silver equal to that amount of silver to SW Caymans; and

  DMSL will supply silver relating to the Los Filos mine (including the Bermejal deposit as a replacement for the San Martin mine) to a Goldcorp affiliate, which will supply an amount of silver equal to that amount of silver to SW Caymans under the Retained Silver Purchase Agreements.

     The following is a summary of the material terms of the amended and restated SW Caymans Silver Purchase Agreement to be entered into among the Company, Silver Trading, Silver Wheaton and SW Caymans on closing of the Acquisition (the “San Dimas Silver Purchase Agreement”):

the term of the San Dimas Silver Purchase Agreement will be for the life of the San Dimas Mines, with an initial term expiring October 15, 2029 (the “Initial Term”) with automatic renewals for additional terms of ten years each, subject to SW Caymans’ right to terminate;

Silver Trading will sell annually (a “Contract Year”) to SW Caymans an amount of refined silver (“Refined Silver”) determined as follows:

a number of ounces of Refined Silver equal to all silver in respect of which Mala Noche Mexico or any of its affiliates receives payment from any offtaker in each Contract Year (the “Payable Silver”) until a threshold amount of ounces of Refined Silver for such Contract Year (the “Threshold Amount”) has been sold and delivered to SW Caymans for the Contract Year. The Threshold Amount will be 3.5 million ounces until the fourth anniversary of the completion of the Acquisition and 6.0 million ounces thereafter; and

after the Threshold Amount has been delivered for a Contract Year, an amount of Refined Silver equal to 50% of any additional ounces of Payable Silver over the Threshold Amount;

the purchase price for the Refined Silver will be equal to the lesser of (a) a fixed price of US$4.04 per ounce (subject to an increase of one percent annually) and (b) the market price of Refined Silver at the time of sale;

if, by October 15, 2031, 215 million ounces of Refined Silver (the “Minimum Silver Amount”) have not been sold and delivered to SW Caymans by Silver Trading under the San Dimas Silver Purchase Agreement (including amounts produced under predecessor agreements equal to approximately 37.25 million ounces as at April 30, 2010), then Silver Trading will be obligated to pay to SW Caymans an amount (the “Minimum Silver Payment”) equal to:

the Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SW Caymans by October 15, 2031;

multiplied by

US$0.50 per ounce;

provided that (a) a default in payment of the Minimum Silver Payment will not constitute an “Event of Default” under the San Dimas Silver Purchase Agreement, and (b) Goldcorp will indemnify Silver Trading for, and accordingly will be ultimately responsible for, any amount paid in respect of the Minimum Silver Payment under the Indemnity Agreement (as defined below), except to the extent that the deficiency payment arises because Silver Trading did not comply with its obligations to sell and deliver to SW Caymans silver required to be sold and delivered under the San Dimas Silver Purchase Agreement (other than with respect to the failure of Silver Trading to sell and deliver the Minimum Silver Amount);

Silver Trading will grant to SW Caymans first ranking security interests, subject only to certain permitted encumbrances, in all of its present and after acquired personal property as security for its obligations under the San Dimas Silver Purchase Agreement. In addition, the Company and Mala Noche Mexico will guarantee the obligations of Silver Trading under the San Dimas Silver Purchase Agreement. In support of its guarantee, the Company will grant in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property, which security will include stock pledges of the Company’s interests in Silver Trading and Mala Noche Mexico. In support of its guarantee, Mala Noche Mexico will grant in favour of SW Caymans a first ranking security interest, subject only to certain permitted encumbrances, in all of its present and after acquired personal property and a first ranking mortgage, subject only to certain permitted encumbrances, against the mining concessions, real property and mineral processing facility relating to the San Dimas Mines. The security to be granted will be subject to the following qualifications:

the security granted will exclude mining properties and concessions, real property, contracts and tangible personal property not related to the San Dimas Mines, and any shares or other equity interest in a company that does not own any interest in Mala Noche Mexico or the collateral granted by Mala Noche Mexico; and

the security granted may be subordinated, other than with respect to the first mortgage against the San Dimas mining concessions based on the value of the silver to be delivered to SW Caymans under the San Dimas Silver Purchase Agreement, with respect to financial indebtedness permitted under the San Dimas Silver Purchase Agreement, as described above, up to a limit of US$50 million and subject to the execution of an inter- creditor agreement between SW Caymans and the applicable lender;

until the third anniversary and the satisfaction of certain financial covenants, the Company and its affiliates will be prohibited from incurring financial indebtedness in excess of US$50 million (excluding the VAT Loan, as defined below, and the Promissory Note (as defined below) to be issued to the San Dimas Vendors in partial payment of the Purchase Price) without the prior written consent of SW Caymans, such consent not to be unreasonably withheld, provided that such consent will not be required after the third anniversary of the completion of the Acquisition for any additional proposed financial indebtedness in excess of US$50 million in the event that:

the Promissory Note has been repaid in full, or provision for such payment has been made on terms satisfactory to SW Caymans; and

the Company will be in compliance with certain financial ratios relating to consolidated indebtedness to total capitalization, debt service coverage, and leverage related to net indebtedness after incurring the proposed financial indebtedness;

the Company and Silver Trading will cause all silver produced by Mala Noche Mexico to be sold, on standard commercial terms, to a third party, or offtaker, that purchases or takes delivery of the silver for the purpose of smelting, refining or other beneficiation of the silver for the benefit of Mala Noche Mexico and its affiliates;

the Company and Silver Trading will cause Mala Noche Mexico to operate the San Dimas Mines in a commercially prudent manner and in accordance with good mining, processing, engineering and environmental practices prevailing in the mining industry, and in particular all short and long term mine planning, processing decisions and production decisions must include silver prices typical of normal industry practice and be made on the basis that Mala Noche Mexico is receiving all of the silver production;

the Company and Silver Trading will cause Mala Noche Mexico not to abandon any of the mineral properties that constitute the San Dimas Mines, allow or permit any of them to lapse or cease conducting mining operations or activities on them, unless reasonable evidence can be provided to SW Caymans showing that it is not economical to mine minerals from the mineral properties that Mala Noche Mexico proposes to abandon or let lapse;

the Company will grant a right of first refusal to SW Caymans to meet any offer of a third party to enter into an agreement similar (in structure or economic impact) to the San Dimas Silver Purchase Agreement with respect to any metal produced from any other mining properties or projects owned by the Company or any of its affiliates or in which any of them have a right, title or interest; and

the mineral properties that form the San Dimas Mines may not be sold without the consent of SW Caymans, such consent not to be unreasonably withheld.

     The following is a summary of the material terms of the amended and restated Current ST Silver Purchase Agreement to be entered into among the Company, Silver Trading and Mala Noche Mexico on the closing of the Acquisition (the “Silver Trading Silver Purchase Agreement”):

  the term of the Silver Trading Silver Purchase Agreement will be concurrent with the term of the San Dimas Silver Purchase Agreement, with an initial term expiring October 15, 2029 and with automatic ten year extensions, subject to Silver Trading’s right to terminate;

  Mala Noche Mexico will sell annually in each year to Silver Trading an amount of Refined Silver equal to the amount of Refined Silver to be sold by Silver Trading to SW Caymans under the San Dimas Silver Purchase Agreement;

  Silver Trading will pay to Mala Noche Mexico a price for all Refined Silver equal to the market price of Refined Silver at the time of sale;

  Mala Noche Mexico will provide certain other agreements, including agreements relating to the guarantee and security to be provided by Mala Noche Mexico to SW Caymans, the entering into of silver purchase agreements and the operation of the San Dimas Mines, in order to enable the Company and Silver Trading to meet their respective obligations to SW Caymans under the San Dimas Silver Purchase Agreement; and

  the Silver Trading Silver Purchase Agreement may not be amended without the prior written consent of SW Caymans.

     Concurrent with the entering into of the San Dimas Silver Purchase Agreement and the Silver Trading Silver Purchase Agreement, Goldcorp will deliver to SW Caymans a guarantee (the “Goldcorp Guarantee”) and the Company and certain of its affiliates will enter into an indemnity agreement (the “Indemnity Agreement”) with Goldcorp and an affiliate of Goldcorp. The Goldcorp Guarantee and the Indemnity Agreement will provide that:

  Goldcorp will guarantee to SW Caymans the performance of the obligations of Silver Trading under the San Dimas Silver Purchase Agreement with respect to (a) delivery and sale of refined silver to SW Caymans and (b) payment of any deficiency payment resulting from failure of Silver Trading to deliver and sell the Minimum Silver Amount;

  Goldcorp will be indemnified by the Company and its affiliates for any payments that Goldcorp is required to make under the Goldcorp Guarantee, other than in respect of any deficiency payment resulting from the failure to deliver and sell the Minimum Silver Amount (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the San Dimas Silver Purchase Agreement);

  the Company and its affiliates will be indemnified by Goldcorp for any deficiency payments payable by the Company or Silver Trading to SW Caymans under the San Dimas Silver Purchase Agreement if the Minimum Silver Amount is not sold and delivered to SW Caymans (except to the extent that a deficiency payment with respect to the Minimum Silver Amount arises as a result of Silver Trading’s failure to sell and deliver produced silver to SW Caymans under the San Dimas Silver Purchase Agreement);

  the Company and its affiliates will provide security to Goldcorp to support their indemnity, on substantially the same terms as, and ranking in priority immediately after, the security granted to SW Caymans and such security will be subject to substantially the same restrictions on indebtedness and other covenants in favour of SW Caymans and the Company as are provided for in the San Dimas Silver Purchase Agreement (other than the right of first refusal and the incurring of additional indebtedness).

Participation Agreement

     On the closing of the Acquisition, the Company will enter into an agreement with the San Dimas Vendors which will grant to those affiliates certain pre-emptive share purchase rights and the right to nominate directors of the Company (the “Participation Agreement”). The following is a summary of the materials terms of this agreement.

     Pre-Emptive Rights. Provided they collectively continue to beneficially own at least 10% of the issued and outstanding Common Shares, the San Dimas Vendors will have the right to maintain their aggregate percentage of issued Common Shares following completion of the Acquisition. This preemptive purchase right will not, however, apply to shares issued by the Company under any of its share incentive plans.

     Right to Nominate Directors. Provided they collectively continue to beneficially own at least 10% of the issued and outstanding Common Shares, one of the San Dimas Vendors will be entitled to designate, after consultation with the Company, a number of individuals (the “San Dimas Vendors’ Director Nominees”) to be initially appointed and to serve as directors of the Company and thereafter to be nominated at each meeting of shareholders at which directors are to be elected. The number of San Dimas Vendors’ Director Nominees will be determined from time to time based on (a) the percentage of the issued and outstanding Common Shares held beneficially by the San Dimas Vendors (excluding shares issuable on the exercise of any outstanding warrants held by the San Dimas Vendors), and (b) the number of directors constituting the board of directors of the Company at such time.

     It is anticipated that the San Dimas Vendors’ Director Nominees will be appointed to the board of directors of the Company on closing of the Acquisition in accordance with the rights provided to the San Dimas Vendors under the Participation Agreement. It is anticipated that Mr. Beaulieu will resign as a director in order to leave a vacancy on the Board to be filled by one of the San Dimas Vendors’ Director Nominees, such that after closing of the Acquisition, the board of directors will be comprised of nine or 10 directors, two or three of whom will be the San Dimas Vendors’ Director Nominees.

Area of Interest

     The Company will covenant that it will not, directly or indirectly, acquire any interests or other rights to mineral properties, royalty interests, surface rights or water rights within specified areas (the “Goldcorp Area of Interest”) for a period of three years following the completion of the Acquisition. The Goldcorp Area of Interest will extend 20 kilometres from the external boundary of each mineral property in Mexico owned by Goldcorp and its affiliates.

Collateral Agreements in Respect of Shares Held by the San Dimas Vendors

     The San Dimas Vendors will agree not to sell the Acquisition Shares for a period of three years following closing of the Acquisition.

Material Terms of the Letter Agreement

     The material terms of the Letter Agreement are summarized below. A copy of the Letter Agreement will be filed on www.sedar.com. This summary discussion is qualified in its entirety by the provisions of the Letter Agreement.

     Definitive Agreements. The parties have agreed in the Letter Agreement to diligently and in good faith negotiate one or more definitive agreements that will incorporate the terms of the Letter Agreement and such other terms necessary to give effect to the Acquisition (the “Definitive Agreements”).

     Assets to be Acquired. The San Dimas Assets will include the San Dimas Mines, the mill at San Dimas, all facilities and equipment attached and relating to the San Dimas Mines, a plane and helicopter used in support of the San Dimas operations, a newly completed hydroelectric generation project that will provide power to the San Dimas Mines, the Ventanas exploration properties on which the Company currently holds an option and all of the issued and outstanding shares of Silver Trading. The San Dimas Assets are being acquired on an “as is, where is” basis.

     Representations and Warranties. The Letter Agreement confirms the understanding of the parties that the Definitive Agreements will contain representations, warranties, covenants and indemnities from the San Dimas Vendors and the Company. However, as the San Dimas Assets and the shares of Silver Trading are being acquired on an “as is, where is” basis, the representations and warranties and indemnities in respect of the San Dimas Assets will be very limited. Consequently, the recourse the Company may have against the San Dimas Vendors will be limited. The Definitive Agreements will also provide for the delivery of customary releases.

     Purchase Price. The Purchase Price will be satisfied by the Company by (a) the payment of US$275 million in cash, (b) the issuance and delivery of the Acquisition Shares with a value of US$175 million and (c) the delivery of a subordinate secured promissory note in the principal amount of US$50 million (the “Promissory Note”). In addition, the Company will assume all liabilities (contingent or otherwise) arising from or related to the San Dimas Assets; the current and past operations of the San Dimas Assets, including but not limited to liability with respect to environmental and labour matters. The parties will agree to an allocation of the Purchase Price among the San Dimas Assets.

     The Acquisition Shares will be issued at the same price as the issue price of the Common Shares which are distributed under the Acquisition Financing. If Common Share purchase warrants are included in the Acquisition Financing, then the equity consideration to be paid to the San Dimas Vendors will include warrants on equivalent terms.

     The principal amount of the Promissory Note will bear interest at a rate of 6% per annum until fully repaid, which interest will be payable annually on December 31 of each year commencing on December 31, 2011. The principal will be repaid in equal annual installments of $5 million during each of the four years beginning on December 31, 2011 with the balance of the unpaid principal being repaid on December 31, 2015, provided that if the “free cash flow” from the San Dimas Assets exceeds $40 million in any year, then 50% of such excess will be used to repay the Promissory Note.

     VAT Loan. The Company will pay all land transfer taxes, Mexican VAT and other applicable transfer taxes payable in connection with its purchase of the San Dimas Assets. The San Dimas Vendors have agreed to assist the Company in arranging borrowing from a bank of sufficient funds to pay the Mexican VAT and transfer taxes (the “VAT Loan”). It is expected that the VAT Loan will be approximately US$75 million.

     Conditions Precedent. The completion of the Acquisition is conditional upon compliance by the parties with the covenants set out in the Letter Agreement and the execution and delivery of the Definitive Agreements. The Definitive Agreements will include certain conditions precedent to the obligations of the Company, Goldcorp and the San Dimas Vendors to complete the Acquisition, including but not limited to the following:

  any inter-company indebtedness of Silver Trading owing to Goldcorp or any affiliate will have been repaid or otherwise extinguished as determined by Goldcorp after consultation with the Company;

  completion by the Company of a financing that results in the Company raising net proceeds of not less than US$350 million on terms satisfactory to the Company (the “Acquisition Financing”);

  the TSX-V having conditionally approved the listing of the Acquisition Shares;

  all required or appropriate third party and shareholder consents or approvals, including any required government or stock exchange, securities commission or other regulatory approvals required to complete the Acquisition having been obtained;

  there will not be pending any litigation or proceeding brought by any governmental authority or any other person that seeks to restrain, materially modify or invalidate the Acquisition and no order that would prohibit, materially modify or restrain the Acquisition will be in effect;

  there having been no material adverse change in Silver Trading, the San Dimas Assets or the Company before the completion of the Acquisition;

  the San Dimas Assets will be transferred free of all liens, encumbrances, charges or royalties, except for permitted encumbrances that are acceptable to the Company, acting reasonably, which includes the security interest in favour of Silver Trading and SW Caymans to be granted under the SW Caymans Silver Purchase Agreement (which security interests will be replaced by the security interests to be granted under the San Dimas Silver Purchase Agreement);

  the delivery at closing of the amended and restated silver purchase agreements contemplated in the Consent Agreement and other related documents including all releases of Goldcorp and its affiliates; and

  all conditions precedent to the delivery of the consent of Silver Wheaton under the Consent Agreement will have been satisfied and such consent will be effective to complete the Acquisition.

     Closing. The parties have agreed to use reasonable commercial efforts to negotiate, execute and deliver the Definitive Agreements by July 30, 2010 and to close the Acquisition by July 30, 2010, or such later dates mutually agreed upon by the parties.

Consent Agreement with Silver Wheaton

     The SW Caymans Silver Purchase Agreement may not be assigned by Silver Trading or Goldcorp or amended without the consent of Silver Wheaton and SW Caymans. Further, the Current ST Silver Purchase Agreement may not be amended without the consent of SW Caymans. In the Consent Agreement, Silver Wheaton and SW Caymans have agreed to consent to the sale of the San Dimas Mines to the Company. In summary, Silver Wheaton and SW Caymans have agreed to provide their consent effective upon satisfaction of a number of conditions precedent, including:

  the San Dimas Silver Purchase Agreement, the Silver Trading Silver Purchase Agreement, the Retained Silver Purchase Agreements and the Goldcorp Guarantee being executed and delivered;

  the satisfaction or waiver of all of the conditions precedent that are set out in the Letter Agreement (and in any other definitive agreements that replace or supplement the Letter Agreement);

  the Acquisition being set to occur on terms and conditions that are consistent with the terms and conditions set out in the Letter Agreement (and in any other definitive agreements that replace or supplement the Letter Agreement);

  the receipt of any approvals that may be required from the Federal Antitrust Commission of Mexico and the National Foreign Investment Commission of Mexico in respect of the Acquisition;

  the receipt of all permits, licences, authorizations, consents, rights, privileges, concessions, franchise and any other approvals (or transitional arrangements in respect of those that have not been received), such that Mala Noche Mexico is able to operate the San Dimas Mines in substantially the same manner as they were operated immediately prior to the closing of the Acquisition;

  the Company having working capital of not less than US$50 million following closing of the Acquisition and payment of all transaction costs, commission and expenses associated with the Acquisition;

  Wade Nesmith, our Executive Chairman, and Eduardo Luna, our Executive Vice President and President (Mexico) entering into a support agreement in favour of SW Caymans pursuant to which each will agree for a term of three years following the completion of the Acquisition (a) not to sell, transfer or assign 75% of their current shareholdings in the Company, (b) to devote substantially all their working time, attention and ability to the business of the Company, and (c) except as provided in the support agreement, not to terminate their employment agreements with the Company or amend the terms of such employment agreements with the Company to materially change their positions or duties to those that are not the position or duties of a senior officer (or an equivalent) or reduce their remuneration with or from the Company; and

  the Company entering into a support agreement in favour of SW Caymans pursuant to which it will agree for a term of three years following the completion of the Acquisition (a) to use its commercially reasonable efforts to comply with the terms of the employment agreements of Wade Nesmith and Eduardo Luna to ensure their continued employment, and (b) to not terminate their employment without cause or materially amend such agreements, without SW Caymans consent, to materially change their positions or duties to those that are not the position or duties of a senior officer (or an equivalent) or reduce their remuneration.

     If the Definitive Agreements are not executed and delivered on or before July 30, 2010 or if any of the conditions described above are not satisfied by the earlier of the following dates:

  the date specified in the Definitive Agreements as being the first date after which any of the parties thereto may terminate the Acquisition (excluding any subsequent amendments or extensions thereto); and

  October 31, 2010;

then Silver Wheaton and SW Caymans may terminate the Consent Agreement.

Ventanas Project

     Under an option agreement dated May 8, 2007, as amended, the Company holds an option from an affiliate of Goldcorp to acquire a 70% interest in the Ventanas exploration property. As part of the Acquisition, the Company will be acquiring all rights to this exploration property.

Qualified Persons

     Mr. Velasquez Spring, P.Eng., Senior Geologist, and Mr. Gordon Watts, P.Eng., Senior Mineral Economist, of Watts, Griffis and McOuat Limited, who are the Company`s Qualified Persons as defined by National Instrument 43-101, are independent of the Company.

5.2                Disclosure for Restructuring Transactions

Not applicable.

Item 6           Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7           Omitted Information

Not applicable.

Item 8           Executive Officer

Wade Nesmith
Executive Chairman
Mala Noche Resources Corp.
Suite 1500, 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Telephone: 604-895-7450

Item 9           Date of Report

June 4, 2010